Mana Behbin

+1.202.373.6599

mana.behbin@morganlewis.com

September 24, 2021

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Select Strategies Fund (File Nos. 333-214903 and 811-23217) (the “Select Strategies Fund” or the “Registrant”) and City National Rochdale Strategic Credit Fund (File Nos. 333–224912 and 811–23348) (the “Strategic Credit Fund” or the “Registrant,” and together with the Select
Strategies Fund, the “Registrants”)

Dear Ms. Miller:

On behalf of the Registrants, we are filing this letter to respond in writing to the comments you provided via telephone on August 31, 2021, in connection with the U.S. Securities and Exchange Commission (the “SEC”) Staff’s review under the Sarbanes-Oxley Act of 2002 of (a) the January 31, 2021 annual report filed with the SEC on April 9, 2021 on Form N-CSR for the Select Strategies Fund, and (b) the May 31, 2021 annual report filed with the SEC on August 9, 2021 on Form N-CSR for the Strategic Credit Fund. The Registrants’ responses to all of the comments are included below. Capitalized terms used herein but not defined shall have the same meaning assigned to them in the relevant annual report(s).

Both Registrants

1.	Comment:	Please ensure that the most recent Form N-2 on the SEC website is used when updating each Registrant’s registration statement.

Response:	Each Registrant confirms that most recent Form N-2 on the SEC website will be used when updating the Registrant’s registration statements in the future.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

September 24, 2021

Select Strategies Fund (Annual Report dated January 31, 2021)

2.	Comment:	Please include all disclosures required with respect to restricted securities under footnote 8 of Section 12-12 of Regulation S-X.

Response:	The Registrant confirms that, if applicable, the disclosure requirements under Regulation S-X 12-12 will be included in future reports to shareholders.

3.	Comment:	Please explain why the disclosure requirements regarding valuation techniques and inputs are not included in the notes to the financial statements as required ASC 820-10-50-2(bbb).

Response:	The Registrant notes that disclosures regarding valuation techniques and inputs are both included in the footnote to the Statement of Investments, as well as in Note 2 to the financial statements. The Registrant confirms that additional language will be added to Note 2 of the financial statements in future reports.

Strategic Credit Fund (Annual Report dated May 31, 2021)

4.	Comment:	Please ensure that the audit opinion is also addressed to shareholders going forward, as required by AS 3101.07.

Response:	The Registrant confirms the audit opinion will also be addressed to shareholders in future reports to shareholders, as required by AS 3101.07.

5.	Comment:	Please include in the annual report one or more tables, charts or graphs depicting the portfolio holdings of the Strategic Credit Fund by reasonably identifiable categories, as required by Item 24 of Form N-2.

Response:	The Registrant confirms that one or more tables, charts or graphs depicting the portfolio holdings of the Strategic Credit Fund by reasonably identifiable categories will be included in future reports to shareholders, as required by Item 24 of Form N-2.

* * * * *

Please contact the undersigned at (202) 373-6599 or mana.behbin@morganlewis.com should you have any additional questions or comments.

Very truly yours,

/s/ Mana Behbin

Mana Behbin